  EXHIBIT 24.1

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Christopher Maudlin, has authorized and designated Duane Linstrom to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Generation Next Franchise Brands, Inc. The authority of Duane Linstrom under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities of Generation Next Franchise Brands, Inc., unless earlier revoked in writing. The undersigned acknowledges that Duane Linstrom is not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: September 17, 2018	/s/ Christopher Maudlin
Christopher Maudlin